Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three months ended March 31, 2025 and 2024

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2025 and December 31, 2024

	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$32,637	$37,646
Accounts receivable (note 5)	66,634	73,054
Inventories (note 6)	63,214	53,526
Prepaid expenses	6,551	5,660
Total current assets	169,036	169,886
Long-term investments (note 7)	40,052	39,732
Property, plant and equipment (note 8)	45,314	41,956
Operating lease right-of-use assets (note 11)	19,249	19,019
Intangible assets (note 9)	5,174	5,277
Deferred income tax assets	10,261	9,695
Goodwill	2,996	2,876
Other long-term assets	3,163	3,180
Total assets	$295,245	$291,621
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$93,127	$88,123
Current portion of operating lease liabilities (note 11)	2,750	2,624
Current portion of long-term debt (note 12)	13,225	14,660
Current portion of warranty liability (note 13)	4,013	3,861
Total current liabilities	113,115	109,268
Long-term operating lease liabilities (note 11)	16,560	16,433
Long-term debt (note 12)	17,915	19,067
Warranty liability (note 13)	1,603	1,456
Deferred income tax liabilities	4,063	4,029
Other long-term liabilities	4,391	4,343
Total liabilities	157,647	154,596
Shareholders’ equity:
Share capital (note 14):
Unlimited common and preferred shares, no par value
17,326,732 (2024 - 17,282,934) common shares issued and outstanding	1,246,408	1,245,805
Other equity instruments	9,081	9,472
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,098,726)	(1,096,275)
Accumulated other comprehensive loss	(30,681)	(33,493)
Total shareholders' equity	137,598	137,025
Total liabilities and shareholders' equity	$295,245	$291,621
Commitments and contingencies (note 16)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Daniel Sceli	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2025 and 2024

	Three months ended March 31,
	2025	2024
Revenue	$70,955	$77,574
Cost of revenue	55,730	65,851
Gross profit	15,225	11,723
Operating expenses:
Research and development	4,052	7,693
General and administrative	6,397	10,353
Sales and marketing	2,758	3,287
Foreign exchange (gain) loss	(456)	1,820
Depreciation and amortization	740	1,043
	13,491	24,196
Income (loss) from operations	1,734	(12,473)

Income (loss) from investments accounted for by the equity method	(3,799)	31
Interest on long-term debt	(676)	(812)
Interest and other income, net of bank charges	869	341
Loss before income taxes	(1,872)	(12,913)
Income tax expense	579	735
Net loss for the period	(2,451)	(13,648)
Other comprehensive income (loss):
Cumulative translation adjustment	3,641	(430)
Ownership share of equity method investments' other comprehensive loss	(829)	—
	2,812	(430)
Comprehensive income (loss)	$361	$(14,078)

Loss per share:
Net loss per share - basic and diluted	$(0.14)	$(0.79)
Weighted average common shares outstanding:
Basic and diluted	17,322,681	17,220,540

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2025 and 2024

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2024	17,174,502	$1,244,539	$9,672	$11,516	$(1,074,434)	$(30,845)	$160,448
Issuance of common shares on exercise of share units	48,652	869	(869)	—	—	—	—
Stock-based compensation	—	—	331	—	—	—	331
Net loss for the period	—	—	—	—	(13,648)	—	(13,648)
Other comprehensive loss	—	—	—	—	—	(430)	(430)
March 31, 2024	17,223,154	$1,245,408	$9,134	$11,516	$(1,088,082)	$(31,275)	$146,701

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2025	17,282,934	$1,245,805	$9,472	$11,516	$(1,096,275)	$(33,493)	$137,025
Issuance of common shares on exercise of share units	43,798	603	(603)	—	—	—	—
Stock-based compensation	—	—	212	—	—	—	212
Net loss for the period	—	—	—	—	(2,451)	—	(2,451)
Other comprehensive income	—	—	—	—	—	2,812	2,812
March 31, 2025	17,326,732	$1,246,408	$9,081	$11,516	$(1,098,726)	$(30,681)	$137,598

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2025 and 2024

	Three months ended March 31,
	2025		2024
Operating activities:
Net loss for the period	$(2,451)		$(13,648)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,930		3,247
Stock-based compensation expense	212		331
Unrealized foreign exchange (gain) loss	(456)		1,820
Deferred income tax (recovery)	(33)		(40)
Loss (income) from investments accounted for by the equity method	3,799		(31)
Interest on long-term debt	22		22
Change in inventory write-downs	223		413
Change in bad debt expense	(33)		(121)
Other	—		(248)
Changes in operating assets and liabilities:
Accounts receivable	(2,072)		12,526
Inventories	(7,502)		(7,434)
Prepaid expenses	(415)		(400)
Accounts payable and accrued liabilities	2,840		4,725
Warranty liability	(963)		(1,020)
Net cash provided by (used in) operating activities	(4,899)		142
Investing activities:
Purchase of property, plant and equipment	(3,142)		(4,893)
Proceeds on sale of assets	82		135
Proceeds from holdback receivable (note 5)	10,450		—
Capital contributions to investments accounted for by the equity method (note 7)	(4,686)	0	—
Net cash provided by (used in) investing activities	2,704		(4,758)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(3,918)		(17,689)
Drawings on operating lines of credit and long-term facilities	—		11,848
Net cash used in financing activities	(3,918)		(5,841)
Effect of foreign exchange on cash and cash equivalents	1,104		(494)
Net decrease in cash and cash equivalents	(5,009)		(10,951)
Cash and cash equivalents, beginning of period (including restricted cash)	37,646		54,853
Cash and cash equivalents, end of period (including restricted cash)	$32,637		$43,902

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2025 and 2024

	Three months ended March 31,
	2025	2024
Supplementary information:
Interest paid	$646	$1,114
Taxes paid, net of refunds	$356	532

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2025 and 2024
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport Fuel Systems Inc. is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. The Company’s diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. The Company supplies its products in approximately 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. The Company’s products and services are available for passenger car and light-, medium- and heavy-duty commercial vehicles and off-highway applications.
2. Liquidity and Going Concern:

For the three months ended March 31, 2025, the Company reported operating income of $1,734. The Company continues to use cash to support its business activities. As at March 31, 2025, the Company had cash and cash equivalents of $32,637 and long-term debt of $31,140, net of deferred financing fees, of which $13,225 was current. Under the term loan with Export Development Canada ("EDC"), the Company has a cash covenant with a consolidated cash requirement of $15,000. If the Company's cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan, which was $5,859 at March 31, 2025.

On September 13, 2024, the Company announced an at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $35,000 in common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. As at March 31, 2025, no shares were issued from treasury.

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable a company will be unable to meet its obligations as they become due within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable the plans will be effectively implemented within one year after the date the consolidated financial statements are issued; and (2) it is probable the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents will not be sufficient to fund its operations through the next twelve months from the date of the issuance of these condensed consolidated interim financial statements ("interim financial statements"). These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these interim financial statements are issued.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2025 and 2024

2. Liquidity and going concern (continued):

Management plans to improve the Company's liquidity position by selling certain subsidiaries in Europe and Argentina, which comprise substantially all the assets and liabilities of the Light-Duty segment, and continue its cost reduction initiatives. On March 30, 2025, the Company entered into a share purchase agreement ("SPA") with a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A. ("Heliaca Investments"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V., a prominent Dutch venture capital and private equity firm, to sell all of the issued and outstanding shares of Westport Fuel Systems Italia S.r.l. The transaction provides a base purchase price of $73.1 million (€67.7 million), subject to certain adjustments and potential earnouts of up to an estimated $6.5 million (€6.0 million) if certain conditions are achieved, in accordance with the terms of the SPA. If management is successful in closing the sale, the Company will receive sufficient cash to fund its operations for the next twelve months and alleviate the risk of substantial doubt identified. As of the date of issuance of these interim financial statements, management is seeking shareholder approval of the plan to complete the sale of these businesses to the buyer. As such, there can be no assurance that the Company will be successful in obtaining sufficient funding. Accordingly, management has concluded under the accounting standards that these plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern.

These interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company were unable to continue as a going concern.

3. Basis of preparation:

(a)    Basis of presentation:

The interim financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025. The interim financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2024.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior period figures have been adjusted to conform to current period presentation in the interim financial statements.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's significant subsidiaries include the following: U.S. dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”) and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2025 and 2024
3. Basis of preparation (continued):

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended
	March 31, 2025	December 31, 2024	March 31, 2025	March 31, 2024
Canadian Dollar	1.44	1.44	1.43	1.35
Euro	0.93	0.96	0.95	0.92
RMB	7.26	7.30	7.27	7.20
Polish Zloty	3.87	4.12	3.99	3.96
Argentine Peso	1,072.05	1,032.12	1,054.21	850.08

4. New accounting pronouncements

Upcoming accounting standards not yet adopted:
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. This guidance is effective for annual reporting periods beginning after December 15, 2024. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2026. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2025 and 2024
5. Accounts receivable:

	March 31, 2025	December 31, 2024
Customer trade receivables	$55,116	$52,058
Holdback receivable	—	10,737
Other receivables	6,983	6,347
Income tax receivable	620	613
Due from related parties (note 15)	7,965	7,523
Allowance for credit losses	(4,050)	(4,224)
	$66,634	$73,054
In 2022, a holdback receivable was recorded as part of the sale of the Company's interest in Cummins Westport Inc. to Cummins Inc. ("Cummins"). The holdback was retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the recorded extended warranty obligation. Unused amounts were repaid to the Company at the end of the three-year term. In March 2025, the Company collected $11,365 from Cummins related to the holdback receivable, including interest accrued.

6. Inventories:

	March 31, 2025	December 31, 2024
Purchased parts and materials	$42,758	$37,055
Work-in-progress	1,110	1,250
Finished goods	19,346	15,221
	$63,214	$53,526
During the three months ended March 31, 2025, the Company recorded change in write-downs to net realizable value of approximately $223 (three months ended March 31, 2024 - $413).

7. Long-term investments:

	March 31, 2025	December 31, 2024
HPDI Technology LP (a)	$25,599	$25,494
HPDI Technology AB (a)	11,234	11,225
Minda Westport Technologies Limited ("MWTL")	3,072	2,866
Other equity-accounted investees	147	147
	$40,052	$39,732
(a) For three months ended March 31, 2025, the Company recognized its share of HPDI Technology's ("Cespira") losses of $3,884 as a loss from investment accounted for by the equity method. During the three months ended March 31, 2025, the Company contributed additional capital of $4,686 into Cespira.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
7. Long-term investments (continued):
Combined assets, liabilities, revenue and expenses of Cespira, are as follows:

	March 31,	December 31,
	2025	2024
Current assets:
Cash and cash equivalents	$12,130	$10,305
Accounts receivable	21,143	21,000
Inventory	8,456	7,414
Prepaids	1,437	1,471
	43,166	40,190
Property, plant and equipment	40,627	40,901
Intangible assets	6,970	7,087
Goodwill	564	563
Total assets	$91,327	$88,741
Current liabilities:
Accounts payable	$16,608	$16,527
Current portion of provisions	2,073	2,128
Other current liabilities	1,407	1,910
	20,088	20,565
Long-term portion of provisions	518	532
Other long-term liabilities	354	569
Total liabilities	$20,960	$21,666
Net assets	$70,367	$67,075

Three months ended March 31, 2025

Revenue	$16,676
Cost of revenue	16,230
Gross profit	446
Operating expenses:
Research and development	3,089
General and administrative	2,698
Sales and marketing	291
Foreign exchange loss	746
Depreciation and amortization	730
7,554
Loss from operations	(7,108)
Interest income, net of bank charges	7
Loss before income taxes	(7,101)
Income tax expense	7
Net loss	$(7,108)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
8. Property, plant and equipment:

		Accumulated	Net Book
March 31, 2025	Cost	Depreciation	Value
Land and buildings	$9,425	$3,122	$6,303
Computer equipment and software	8,006	5,732	2,274
Furniture and fixtures	6,482	4,882	1,600
Machinery and equipment	72,069	39,498	32,571
Leasehold improvements	11,186	8,620	2,566
	$107,168	$61,854	$45,314

		Accumulated	Net Book
December 31, 2024	Cost	Depreciation	Value
Land and buildings	$9,067	$2,977	$6,090
Computer equipment and software	7,596	5,599	1,997
Furniture and fixtures	6,196	4,779	1,417
Machinery and equipment	68,104	38,088	30,016
Leasehold improvements	10,973	8,537	2,436
	$101,936	$59,980	$41,956

9. Intangible assets:

		Accumulated	Intangible
March 31, 2025	Cost	Amortization	Assets, net
Patents and trademarks	$19,887	$14,733	$5,154
Technology	4,001	3,981	20
Customer contracts	11,384	11,384	—
	$35,272	$30,098	$5,174

		Accumulated	Intangible
December 31, 2024	Cost	Amortization	Assets, net
Patents and trademarks	$19,136	$13,899	$5,237
Technology	3,840	3,800	40
Customer contracts	10,926	10,926	—
	$33,902	$28,625	$5,277

10. Accounts payable and accrued liabilities:

	March 31, 2025	December 31, 2024
Trade accounts payable	$65,351	$61,691
Accrued payroll	16,680	16,096
Taxes payable	6,501	6,146
Deferred revenue	4,595	4,190
	$93,127	$88,123

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
11. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2025 and 2038. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately six years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended March 31,
	2025	2024
Amortization of right-of-use assets	$608	$676
Interest	125	156
Total lease cost	$733	$832
The maturities of lease liabilities as at March 31, 2025 are as follows:

The remainder of 2025	$2,088
2026	2,645
2027	2,585
2028	2,324
2029	2,005
Thereafter	10,204
Total undiscounted cash flows	21,851
Less: imputed interest	2,541
Present value of operating lease liabilities	19,310
Less: current portion	2,750
Long-term operating lease liabilities	$16,560

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
12. Long-term debt:

	March 31, 2025	December 31, 2024
Term loan facilities, net of debt issuance costs	$29,000	$31,740
Other bank financing	390	374
Capital lease obligations	1,750	1,613
Balance, end of period	31,140	33,727
Less: current portion	13,225	14,660
Long-term portion	$17,915	$19,067

Term loan	Maturity date	Interest rate	March 31, 2025	December 31, 2024
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$5,859	$6,836
UniCredit - April 2021	March 31, 2027	3-month Euribor plus 1.65%	4,060	4,399
UniCredit - May 2020	May 31, 2025	3-month Euribor plus 1.60%	279	534
UniCredit - July 2020	July 31, 2026	3-month Euribor plus 1.75%	4,088	4,663
Deutsche Bank - August 2020	August 31, 2026	3-month Euribor plus 1.70%	1,891	2,172
Banca de Credito Cooperativo - November 2023	December 31, 2028	3-month Euribor plus 1.75%	2,015	2,058
Deutsche Bank - November 2023	September 30, 2029	3-month Euribor plus 1.90%	6,275	6,352
Rabobank - December 2023	December 31, 2028	4.70%	902	1,012
UniCredit - January 2024	December 31, 2028	3-month Euribor plus 1.52%	3,631	3,714
Term loan facilities, net of debt issuance costs			$29,000	$31,740

On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan, with quarterly principal and interest payments. On May 31, 2024, the Company amended the loan agreement with EDC to permit the asset transfer of certain property, plant, and equipment previously pledged to the loan into Cespira, removal of Fuel System Solutions Inc. as a borrower, added Westport Fuel Systems Canada Inc. as a borrower and modified the securities pledged to the loan. The loan is secured by share pledges in the Company's equity interest in Cespira.

On May 20, 2020, and July 17, 2020, the Company entered into two Euro denominated loan agreements with UniCredit. There are no securities provided on the loans as the loans were made as part of the Italian government's COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. There is no security provided on the loan as the loan was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On October 9, 2018, and November 28, 2019, the Company entered into two Euro denominated loan agreements with UniCredit S.p.A. (“UniCredit”). On April 29, 2021, the Company and UniCredit amended the terms of these Euro denominated loan agreements to combine the facilities into one $8,803 loan facility, with quarterly principal and interest payments.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
12. Long-term debt (continued):

On November 28, 2023, the Company entered into a Euro denominated loan agreement with Banca de Credito Cooperativo with quarterly principal and interest payments. There is no security provided on the loan as the loan was made as part of the Italian government's guarantee program administered by the Servizi Assicurativi del Commercio Estero ("SACE").

On November 29, 2023, the Company entered into a Euro denominated loan agreement with Deutsche Bank with quarterly principal and interest payments. There is no security provided on the loan as the loan was made as part of the Italian government's SACE guarantee program.

On December 4, 2023, the Company entered into a Euro denominated loan agreement with Rabobank and principal and interest are paid monthly. The loan is secured by certain property owned by the Company.

On January 10, 2024, the Company entered into a Euro denominated loan agreement with UniCredit with quarterly principal and interest payments, and the first payment is due in 2025. There is no security provided on the loan as the loan was made as part of the Italian government's SACE guarantee program.

The Company has entered into interest rate swaps with Unicredit and Deutsche Bank, which are directly associated with the Unicredit (2020 and 2021), Deutsche Bank (2020), Deutsche Bank (2023) and UniCredit (2024) term loans. These interest rate swaps serve as a hedging mechanism against potential fluctuations in future interest rates ensuring stability in loan repayments. As of March 31, 2025, the Unicredit interest rate swaps have maturity dates ranging from 2025 to 2028 and a total notional value of $11,933. Additionally, the Deutsche Bank interest rate swaps have maturity dates ranging from 2026 and 2029, with a notional value of $8,083. The notional value of these interest rate swaps is adjusted concurrently with scheduled principal payments on the corresponding loans. These interest rate swaps have been designated as cash flow hedges and have been structured to be highly effective. As of March 31, 2025, the fair value of the interest rate swap assets were $189, which is included in other long-term assets (December 31, 2024 - $253). The fair value of the interest rate swap liabilities were $156, which was included in long-term debt (December 31, 2024 - $171).

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of March 31, 2025, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of long-term debt is as follows as at March 31, 2025:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
Remainder of 2025	$10,574	$130	$112	$10,816
2026	10,788	130	672	11,590
2027	3,692	130	405	4,227
2028	2,920	—	355	3,275
2029 and thereafter	1,026	—	206	1,232
	$29,000	$390	$1,750	$31,140

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
13. Warranty liability:

A continuity of the warranty liability is as follows:

	March 31, 2025	December 31, 2024
Balance, beginning of period	$5,317	$8,506
Warranty claims	(523)	(3,778)
Warranty accruals	169	2,127
Change in estimate	413	883
Impact of foreign exchange changes	240	(583)
Transfer to Cespira	—	(1,838)
Balance, end of period	5,616	5,317
Less: current portion	4,013	3,861
Long-term portion	$1,603	$1,456

14. Share capital, stock options and other stock-based plans:

During the three months ended March 31, 2025, the Company issued 43,798 common shares, net of cancellations, upon exercises of share units (three months ended March 31, 2024 - 48,652 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2025, the Company recognized $285 (three months ended March 31, 2024 - $409) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	Three months ended March 31, 2025		Three months ended March 31, 2024
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	524,322	$11.75	478,643	$15.68
Granted	—	—	50,000	9.31
Vested and exercised	(43,798)	19.76	(48,652)	24.08
Forfeited/expired	(73,069)	12.77	(38,406)	26.07
Outstanding, end of period	407,455	$10.67	441,585	$13.56
Units outstanding and exercisable, end of period	1,189	$26.82	17,915	$9.92

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
14. Share capital, stock options and other stock-based plans (continued):

During the three months ended March 31, 2025, nil share units were granted to certain employees and directors (three months ended March 31, 2024 - 50,000). This included nil Restricted Share Units (“RSUs”) (three months ended March 31, 2024 - 50,000), nil Performance Share Units (“PSUs”) (three months ended March 31, 2024 - nil), and nil Deferred Share Units ("DSUs") (three months ended March 31, 2024 - nil).

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan.
As at March 31, 2025, $713 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 1.4 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2025 as follows:

March 31, 2025
(CDN $)
Share units:
Outstanding	$2,202
Exercisable	2
Exercised	237
(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended March 31,
	2025	2024
Cost of revenue	$—	$41
Research and development	13	110
General and administrative	247	199
Sales and marketing	25	59
	$285	$409
Of the stock-based compensation expense recognized in the three months ended March 31, 2025, $212 will settle in shares and $73 will settle in cash (three months ended March 31, 2024 - $331 and $78, respectively).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
15. Related party transactions:

The Company's related parties are Cespira, Minda Westport Technologies Limited ("MWTL"), directors, officers and shareholders that own more than 10% of the Company's shares.

The Company engages in transactions with Cespira primarily through the provision of services and the sale of inventory under the transitional services agreement and cross-charges.
The Company engages in transactions with MWTL primarily through the sale of inventory.

	Sales of goods, services and other income		Inventory purchased, services and other expenses
	Three months ended March 31,
	2025	2024	2025	2024
Cespira	$5,559	$—	$610	$—
MWTL	1,319	2,081	101	57

	Receivables (note 5)		Payables
	March 31,	December 31,	March 31,	December 31,
	2025	2024	2025	2024
Cespira	$5,231	$4,973	$1,603	$1,137
MWTL	2,734	2,550	25	48
Total	$7,965	$7,523	$1,628	$1,185

16. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
17. Segment information:

The Company now reports its results in the following four reportable segments: Light-Duty, High-Pressure Controls & Systems, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses were allocated among segments and presented differently than the Company would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.

The Company's Chief Operating Decision Maker ("CODM") uses Segment EBITDA disclosed below to evaluate the performance of its reportable segments. The Company believes Segment EBITDA is most reflective of the operational profitability or loss of its reportable segments. The CODM uses this information to drive decisions and resource allocations. Segment EBITDA is used as the key profitability measure when the Company sets its annual budget.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
17. Segment information (continued):

Financial information by business segment as follows:

	Three months ended March 31, 2025
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$64,168	$1,354	$5,433	$16,676	$87,631
Cost of revenue	50,130	1,164	4,436	16,230	71,960
Gross profit	14,038	190	997	446	15,671
Operating expenses:
Research & development	2,976	965	111	3,089	7,141
General & administrative	4,074	319	65	2,698	7,156
Sales & marketing	2,302	140	20	291	2,753
Depreciation & amortization	637	51	—	730	1,418
	9,989	1,475	196	6,808	18,468
Equity income	85	—	—	—	85
Add back: Depreciation & amortization[1]	1,742	136	—	1,620	3,498
Segment EBITDA	$5,876	$(1,149)	$801	$(4,742)	$786

	Three months ended March 31, 2024
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Total Segment
Revenue	$63,230	$2,403	$11,941	$77,574
Cost of revenue	50,876	1,966	13,009	65,851
Gross profit	12,354	437	(1,068)	11,723
Operating expenses:
Research & development	3,578	1,282	2,806	7,666
General & administrative	3,682	193	1,763	5,638
Sales & marketing	2,130	266	498	2,894
Depreciation & amortization	667	60	117	844
	10,057	1,801	5,184	17,042
Equity income	31	—	—	31
Add back: Depreciation & amortization[1]	1,549	108	1,391	3,048
Segment EBITDA	$3,877	$(1,256)	$(4,861)	$(2,240)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
17. Segment information (continued):
Reconciliations of reportable segment financial information to consolidated statement of operations:

	Three months ended March 31, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$87,631	$16,676	$—	$70,955
Cost of revenue	71,960	16,230	—	55,730
Gross profit	15,671	446	—	15,225
Operating expenses:
Research & development	7,141	3,089	—	4,052
General & administrative	7,156	2,698	1,939	6,397
Sales & marketing	2,753	291	296	2,758
Depreciation & amortization	1,418	730	52	740
	18,468	6,808	2,287	13,947
Equity income (loss)	85	—	(3,884)	(3,799)

	Three months ended March 31, 2024
	Total Segment	Add: Corporate & unallocated	Total Consolidated
Revenue	$77,574	$—	$77,574
Cost of revenue	65,851	—	65,851
Gross profit	11,723	—	11,723
Operating expenses:
Research & development	7,666	27	7,693
General & administrative	5,638	4,715	10,353
Sales & marketing	2,894	393	3,287
Depreciation & amortization	844	199	1,043
	17,042	5,334	22,376
Equity income	31	—	31

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended March 31,
	2025	2024
Total Segment EBITDA	$786	$(2,240)
Adjustments:
Depreciation & amortization[1]	1,930	3,048
Cespira's Segment EBITDA	(4,742)	—
Cespira's equity loss (note 7)	3,884	—
Corporate and unallocated operating expenses	2,235	5,334
Foreign exchange (gain) loss	(456)	1,820
Interest on long-term debt	676	812
Interest and other income, net of bank charges	(869)	(341)
Loss before income taxes	$(1,872)	$(12,913)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
17. Segment information (continued):

	March 31,	March 31,
Total additions to long-lived assets, excluding business combinations	2025	2024
Light-Duty	$2,569	$4,149
High-Pressure Controls & Systems	558	446
Heavy-Duty OEM	—	298
Corporate and unallocated	15	—
Total consolidated	$3,142	$4,893

Cespira's total additions to long-lived assets, excluding business combinations for the three months ended March 31, 2025 was $1,249.

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of total revenue
	Three months ended March 31,
	2025	2024
Europe	71%	67%
Asia	7%	11%
Americas	15%	13%
Africa	1%	4%
Other	6%	5%

The measure of segment assets evaluated by the CODM are total assets as reported on the consolidated balance sheet. Total assets are allocated as follows:

	Total assets by segment
	March 31, 2025	December 31, 2024
Light-Duty	$215,419	$202,820
High-Pressure Controls & Systems	9,076	8,411
Heavy-Duty OEM	11,351	9,138
Corporate & unallocated	59,399	71,252
Total consolidated assets	$295,245	$291,621

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
18. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of losses and negative cash flows from operations since inception. At March 31, 2025, the Company has $32,637 of cash and cash equivalents, including $105 in restricted cash.

The following are the contractual maturities of financial obligations as at March 31, 2025:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$93,127	$93,127	$93,127	$—	$—	$—
Term loan facilities (note 12)	29,000	30,905	15,895	11,536	3,474	—
Other bank financing (note 12)	390	394	134	130	130	—
Capital lease obligations (note 12)	1,750	1,750	481	1,114	155
Operating lease obligations (note 11)	19,310	21,852	2,088	5,231	4,330	10,203
	$143,577	$148,028	$111,725	$18,011	$8,089	$10,203

Fair value of financial instruments

As at March 31, 2025, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.

The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interests in Cespira, MWTL, and other investments. Cespira and MWTL are accounted for using the equity method. Other investments are accounted for at fair value.

The carrying values reported in the condensed consolidated interim balance sheets for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loan facilities, and other bank financing included in the long-term debt (note 12) are carried at amortized cost, which approximate their respective fair values as at March 31, 2025. The interest rate swaps (note 12) are accounted for at fair value using quoted market prices.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2025 and 2024
18. Financial Instruments (continued):

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.